MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

PRESS RELEASE

PORTUGAL TELECOM REPORTS RESULTS FOR THE FIRST HALF OF 2002

Lisbon, Portugal, September 12, 2002 – Portugal Telecom ("PT") (BVLP: PTCO.IN; NYSE: PT) today announced results for the first half ending June 30, 2002. Consolidated operating revenues amounted to Euro 2,853 million (Euro 2,426 million based on proportional consolidation of Telesp Celular Participações), whilst EBITDA reached Euro 1,123 million (Euro 950 million assuming proportional consolidation of Telesp Celular Participações). Net income for the period amounted to Euro 202.5 million.

PT's financial results have been prepared in accordance with Portuguese GAAP and include the results of Telesp Celular Participações ("TCP"), in which PT had a 41.23% economic interest as of June 30, 2002, on a fully consolidated basis. PT believes that it is alsohelpful for analysts and investors to review its financial information using the proportional consolidation method for TCP. This press release provides PT's results using both methods, although the financial information presented here is discussed and analyzed on the basis of full consolidation[1].

Following TCP's rights issue, concluded on September 6, 2002, PT now owns 65.1% of the economic interest and 93.7% of the voting rights in TCP.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(Amounts stated in millions of Euro)

	1H02 Fully	1H01 Fully	Δ y.o.y % Fully	1H02 Prop(1)	1H01 Prop	2Q02 Fully	2Q01 Fully	Δ y.o.y % Fully
Operating Revenues	2,852.6	2,810.3	1.5%	2,425.6	2,391.6	1,423.8	1,434.0	(0.7%)
Operating Costs	2,227.9	2,259.4	(1.4%)	1,889.4	1,902.8	1,107.6	1,151.1	(3.8%)
EBITDA (2)	1,122.5	1,056.1	6.3%	949.5	915.7	564.1	531.4	6.1%
Operating Income	624.7	550.9	13.4%	536.3	488.8	316.2	282.9	11.8%
Net Income	202.5	200.0	1.2%	202.5	200.0	112.3	67.1	67.4%
Investments, of which:	520.5	1,942.8	(73.2%)	498.4	1,531.5	237.1	883.3	(73.2%)
Capex	382.0	549.9	(30.5%)	359.9	427.2	223.5	336.9	(33.7%)
Financial	138.5	1,392.9	(90.1%)	138.5	1,104.3	13.6	546.4	(97.5%)
Capex as % of Revenues	13.4%	19.6%	(6.2 p.p.)	14.8%	17.9%	15.7%	23.5%	(7.8 p.p.)
EBITDA - Capex	740.5	506.1	46.3%	589.6	488.5	340.6	194.5	75.1%
Net Debt	4,762.0	4,803.9	(0.9%)	4,802.7	4,095.9	4,762.0	4,803.9	(0.9%)
Margins (%)								
EBITDA Margin (3)	39.4%	37.6%	1.8 p.p.	39.1%	38.3%	39.6%	37.1%	2.5 p.p.
EBITDA/Net Interest	13.8	7.3	n.m.	15.9	8.0	13.2	11.7	n.m.

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 1H02 and 1H01.
(2) EBITDA = Operating Income + Depreciation and Amortization.
(3) EBITDA Margin = EBITDA / Consolidated Operating Revenues.

[1] PT owned 41.23% of the economic interest and 85% of the voting rights in TCP as at June 30, 2002. The proportional consolidation of TCP is based on PT's economic interest of 41.23% in the first half of 2002 and 2001.

1. HIGHLIGHTS

- Consolidated Operating Revenues increased 1.5% to Euro 2,853 million. This performance was achieved despite the devaluation of the Brazilian Real (R$) of 14.0% in the first half of this year compared to the first half of 2001.
- Consolidated Operating Costs amounted to Euro 2,228 million, a decrease of 1.4%.
- EBITDA climbed 6.3% to Euro 1,123 million, equivalent to a margin of 39.4%, a 1.8 p.p. improvement over the same period last year.
- Net Financial Costs amounted to Euro 177 million, a reduction of 59% compared to the same period last year.
- Consolidated Net Income amounted to Euro 202.5 million compared to Euro 200.0 million in the same period last year.
- Capex decreased 30.5% to Euro 382 million, equivalent to 13.4% of revenues, a drop of 6.2 p.p. compared with the same period last year.
- EBITDA minus Capex amounted to Euro 741 million, an increase of 46.3% compared to the same period last year.
- Net Debt was reduced by Euro 694 million compared to year-end 2001 and amounted to Euro 4,762 million as at June 2002. The average cost of debt is approximately 5.5% and the EBITDA cover of net interest in the period was 13.8 times, which compares to 7.3 times in the same period last year.
- Taking into account the proceeds of Euro 176 million from the subscription of the minorities in the rights issue of TCP, PT's net debt has been reduced to Euro 4586 million.

2. OVERVIEW

CONTRIBUTION BY BUSINESS LINE: REVENUES AND EBITDA

1H02 Fully	Revenues[1]			EBITDA			
	Euro mn	%	Δ y.o.y %	Euro mn	%	Δ y.o.y %	Margin
PT Comunicações	1,008.6	35.4%	(9.1%)	489.1	43.6%	(8.6%)	42.5%
PT Prime	120.3	4.2%	17.4%	11.1	1.0%	(41.6%)	7.4%
TMN	605.2	21.2%	13.7%	284.8	25.4%	19.8%	40.2%
Telesp Celular	734.1	25.7%	1.9%	294.5	26.2%	23.3%	40.1%
PT Multimedia	305.1	10.7%	12.7%	32.6	2.9%	77.2%	10.0%
Other	79.3	2.8%	5.6%	10.4	0.9%	57.6%	n.m.
TOTAL	**2,852.6**	**100.0%**	**1.5%**	**1,122.5**	**100.0%**	**6.3%**	**39.4%**

(1) Revenues are consolidated and therefore adjusted for intra-group transactions.

CONTRIBUTION BY BUSINESS LINE: CAPEX AND EBITDA minus CAPEX

1H02 Fully	Capex			EBITDA - Capex		
	Euro mn	% of Rev.	Δ y.o.y %	Euro mn	%	Δ y.o.y %
PT Comunicações	132.2	11.5%	7.2%	356.9	48.2%	(13.4%)
PT Prime	13.8	9.1%	(50.0%)	(2.7)	(0.4%)	(68.6%)
TMN	133.7	18.9%	16.0%	151.1	20.4%	23.3%
Telesp Celular	37.6	5.1%	(82.0%)	256.9	34.7%	753.5%
PT Multimedia	40.0	12.2%	(28.2%)	(7.4)	(1.0%)	(80.2%)
Other	24.7	n.m.	28.6%	(14.3)	(1.9%)	13.5%
TOTAL	**382.0**	**13.4%**	**(30.5%)**	**740.5**	**100.0%**	**46.3%**

The revenue analysis by business line, presented below, is based on non-consolidated revenues:

- PT Comunicações ("PTC") commands a 92% market share measured in terms of total minutes of outgoing traffic (indirect access) and the number of main lines in pre-selection were 302 thousand with an average customer recovery rate of 84% in this period. The number of access lines in service was 4.2 million. Fixed network usage measured in minutes decreased 5.1% to 10.7 minutes per line, whilst ISDN and voice mail penetration continued to increase and now stand at 19.7% and 36.7%, respectively. Operating revenues amounted to Euro 1,152 million, a decrease of 5.7% over the same period last year. This performance has been achieved against a backdrop of loss of market share, a 17.6% reduction in domestic fixed traffic and the negative impact of the change in the ownership of Internet access traffic as of October 2001, which accounted for Euro 28 million. EBITDA in the first half of 2002 decreased 8.6% to Euro 489 million, equivalent to a margin of 42.5%. Capex reached Euro 132 million, equivalent to 11.5% of revenues. EBITDA minus capex is now equivalent to 31.0% of revenues. Staffing levels have been reduced by 5.2% to approximately 10.5 thousand employees.

- PT Prime's corporate Internet capacity sales climbed by 63.0% compared to the same period last year. The number of broadband connections, based on ATM network also rose by 41.4%. PT Prime's operating revenues amounted to Euro 151 million, a 19.2% increase over the first half of 2001. EBITDA amounted to Euro 11 million, equivalent to a margin of 7.4%. Capex in the period amounted to Euro 14 million, representing 9.1% of revenues.

- TMN ended this first half of the year with a market share of 48.4% of active subscribers and 47.1% of the total net additions. TMN added 165 thousand new customers and over 29% of the net additions were postpaid customers. As at June 30, 2002, TMN had 4.1 million active customers, a rise of 21.6% over the same period last year. Operating revenues climbed 10.6% to Euro 709 million on the back of customer growth and notwithstanding the continued reduction in termination fees. Primarily as a result of the fall in termination fees, the ARPU in the period was Euro 27.0 compared to Euro 29.7 in the same period of 2001. Contribution from data services amounted to 6.4% of service revenues compared to 6.0% in the first half of 2001. EBITDA amounted to Euro 285 million, a rise of 19.8% over the same period last year and equivalent to a margin of 40.2%. This EBITDA performance was achieved in part due to an 11.7% reduction in SACs to Euro 74.6 and of a 13.5% drop in CCPU to Euro 14.5. Capex amounted to Euro 134 million, equivalent to 18.9% of revenues.

- TCP added 416 thousand customers in the first half of 2002 and currently has an estimated 67% market share of total customers in the State of São Paulo. TCP had 5,521 thousand customers at the end of June 2002, an increase of 16.6% over the same period last year.

Operating revenues amounted to Euro 734 million, an increase of 1.9% over the first half of 2001 despite a 14.0% devaluation of the Brazilian Real. ARPU rose 3.0% to R$ 44. EBITDA increased 23.3% to Euro 295 million, equivalent to a margin of 40.1%. Stated in Brazilian Reais and in accordance with Brazilian GAAP, operating revenues and EBITDA in the period increased 16.2% and 50.7%, respectively, over the first half of 2001, in part due to increased focus on post-paid subscribers and a strong reduction of handset subsidies for pre-paid customers. This performance was also achieved in great part as a result of a significant reduction of SACs, which amounted to R$ 97 in the first half of 2002 compared to R$ 124 in the first half of 2001, and also as a result of the 16.2% drop in CCPU to R$ 21. Capex in the period amounted to Euro 38 million, equivalent to 5.1% of revenues.

- Global Telecom ("GT") added 77 thousand customers in the first half of 2002. As at June 30, 2002 GT had 940 thousand customers, equivalent to an estimated market share in the States of Paraná and Santa Catarina of 37%, compared to 29% market share over the same period last year. Revenues increased 10.0% to R$ 216 million. EBITDA is now positive and amounted to R$ 39 million compared to a negative R$ 40 million in the first half last year. SACs posted a significant 59.6% drop to R$108 from R$ 267 in the first half of 2001. Capex in the period amounted to R$ 76 million, equivalent to 35.3% of revenues.

- PT Multimedia ("PTM") had 1,231 thousand pay-TV subscribers at the end of June 2002, a rise of 16.1% over the same period last year. The penetration of the cable-TV service to homes passed now stands at 46.0% and the overall pay-to-basic ratio reached 66.6%. ISP customers totaled 874 thousand and the Sapo network registered 183 million page views and 2.1 million unique visitors in June 2002. At the end of this period there were also 95 thousand cable modem and 5 thousand ADSL customers thus taking the total number of broadband customers of PTM to approximately 100 thousand. Lusomundo sold 7.5 million cinema tickets in Portugal and Spain and JN and TSF have reinforced their respective leading positions as the daily newspaper and news radio station in the Portuguese market. Operating revenues of PTM climbed 15.2% to Euro 327 million in the first half of 2002. EBITDA rose 77.2% to Euro 33 million, equivalent to a margin of 10.0%. Capex in the period amounted to Euro 40 million, equivalent to 12.2% of revenues.

3. SECOND QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

- At the AGM, held on April 23, 2002, PT shareholders approved the Board's proposal to pay a cash dividend of Euro 0.10 per share, equivalent to a total amount of Euro 125.4 million, representing approximately 61% of distributable net income.

- At the same AGM, shareholders also approved an amendment to the Company's articles of association allowing the positions of Chairman of the Board of Directors and President of the Executive Committee ("CEO") to be filled by separate individuals. Under this amendment, the Executive Committee of PT is to be appointed by the Board of Directors from among its members.

  This amendment is in line with a new corporate governance model adopted by the Board of Directors that is intended to improve efficiency, simplicity and transparency, allowing the Executive Committee to be more operational and reinforcing its involvement in the key decisions of the Group and in the control of its implementation.

Following this decision, the Board of Directors chose from among its members the following Executive Committee:

President: Mr. Miguel Horta e Costa

Officers: Mr. Zeinal Bava
Mr. Carlos Vasconcellos Cruz
Mr. Iriarte Esteves
Mr. Paulo Fernandes

- The Executive Committee immediately launched several short term cost reduction measures, revealing an increased focus on cost control and profitability.

- On June 27, PT announced an adjustment to its statutorily approved financial statements for the year ended December 31, 2001, which was included in its Form 20-F Annual Report filed with the SEC. This adjustment related to an estimated impairment of PT's financial investment in TCP and to a related tax effect, which resulted in the recording of a provision in the amount of Euro 500 million and a corresponding non-cash charge to net income for the year ended December 31, 2001.

  PT's Portuguese financial statements for the six months ending June 30, 2002 include a provision for impairment of PT's financial investment in TCP mentioned above, which resulted in a decrease in shareholders' funds of Euro 500 million through a charge to retained earnings of the same amount, in accordance with the requirements of Portuguese Accounting Directive No. 8.

- On June 28, TCP announced a share capital increase from R$ 1,873 million to R$ 4,370 million, through the issuance of 249,245 million common shares and 464,172 million preferred shares, including preferred shares underlying ADSs. The subscription price was set at R$ 3.5 per 1,000 common or preferred shares. PT fully subscribed for its pro rata portion of shares in the initial exercise period of the rights offering and on August 19, PT announced its intention to subscribe for any remaining preferred and common TCP shares in the reoffering rounds of TCP's rights issue.

- On September 6, TCP successfully completed its share capital increase, which generated cash proceeds in the amount of R$ 2,403 million. PT subscribed 80.5% of the new shares issued, thereby increasing its economic interest in TCP from 41.23% to 65.12%.

  As a result of this transaction, TCP (including Global Telecom) has reduced its net debt from R$ 5,750 million, as reported in its first half 2002 results, to R$ 3,350 million (Euro 1,190 million), which includes Euro 888 million of shareholders' loans made by PT. With the minority subscription in this share capital increase, PT has reduced its fully consolidated debt by Euro 176 million.

4. BASIS OF PRESENTATION OF THE RESULTS

- As of June 30, 2002, PT owned 41.23% of the economic interest of TCP. Until December 31, 1999, PT proportionally consolidated the financial information of TCP. As a result of PT's increased interest in TCP during the year 2000, PT started to consolidate fully TCP's results as from that year. Where information is provided in this release on the basis of proportional consolidation, it is on the basis of PT's economic interest in TCP of 41.23% in the first half of 2002 and 2001.

- TCP holds an economic interest of 83% in the holding companies that control GT and has been accounting for the financial results of GT using the equity method since February 2001.

- The revenues relating to Internet access were reallocated from PTC to the ISPs as of October 31, 2001. PTC now collects revenues from customers using its wireline network to connect to the Internet on behalf of the ISPs. In return PTC receives a call origination charge from the ISPs and the costs incurred in invoicing customers on behalf of the ISPs, assuming PTC is requested to provide such service to the ISPs The financial information for the first half of 2001 has been presented under the previous regulatory regime and therefore is not directly comparable to the first half of 2002.

- As a result of the approval by the Portuguese Competition Authority of the sale by Lusomundo, a subsidiary of PTM, of its media distribution subsidiary Deltapress to Vasp (another media distribution company in Portugal) in June 2002, Deltapress was excluded from consolidation in the first half of 2002. The majority investment in Deltapress, which will be exchanged for a minority investment in Vasp, is now recorded using the equity method of accounting. The financial information for the first half of 2001, presented in this press release still includes the investment in Deltapress fully consolidated.

5. CONSOLIDATED RESULTS

Operating revenues

Consolidated operating revenues of PT amounted to Euro 2,853 million, a rise of 1.5% over the first half of 2001. The breakdown of PT's consolidated revenues by business line is as set out below:

CONSOLIDATED OPERATING REVENUES
(amounts stated in millions of Euro)

	1H02	1H01	Δ y.o.y %	1H02	1H01	2Q02	2Q01	Δ y.o.y %
	Fully	Fully	Fully	Prop[1]	Prop	Fully	Fully	Fully
PT Comunicações	1,008.6	1,109.7	(9.1%)	1,008.6	1,109.7	497.6	557.3	(10.7%)
Fixed Telephone Service	771.3	879.1	(12.3%)	771.3	879.1	381.7	439.0	(13.0%)
Wholesale	135.8	128.4	5.8%	135.8	128.4	64.5	66.0	(2.3%)
Other	101.5	102.2	(0.7%)	101.5	102.2	51.4	52.3	(1.8%)
PT Prime	120.3	102.5	17.4%	120.3	102.5	59.5	55.5	7.2%
TMN	605.2	532.2	13.7%	605.2	532.2	304.6	278.3	9.4%
Telesp Celular	734.1	720.4	1.9%	302.7	297.0	374.1	356.6	4.9%
PT Multimedia	305.1	270.6	12.7%	305.1	270.6	147.8	141.1	4.7%
Other	79.3	75.1	5.6%	83.8	79.6	40.3	45.1	(10.7%)
Total Revenues	**2,852.6**	**2,810.3**	**1.5%**	**2,425.6**	**2,391.6**	**1,423.8**	**1,434.0**	**(0.7%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first half of 2002 and 2001.

PTC consolidated revenues amounted to Euro 1,009 million, a drop of 9.1% over the same period last year mainly due to the general economic slow down, which translated into lower volumes, and to increased competition and the regulatory change in the ownership of Internet access traffic. Excluding the regulatory change in the ownership of Internet traffic, PTC's revenues would have decreased by 6.6% compared to the first half of last year. PTC's wholesale revenues climbed 5.8% to Euro 136 million despite the decrease in interconnection rates. In this period, PTC's fixed telephony revenues decreased by 12.3% to Euro 771 million.

PT Prime consolidated revenues amounted to Euro 120 million, an increase of 17.4%, which was achieved in connection with strong growth in network solutions, Internet, voice and data communications services.

TMN consolidated revenues saw a 13.7% rise mainly driven by customer growth, as ARPU decreased 9.1% year on year resulting from lower termination fees.

TCP consolidated revenues in Euros increased by 1.9% despite a 14.0% devaluation of the Real in the first half of this year compared to the first half of 2001. In Brazilian Reais and in accordance with Brazilian GAAP, TCP revenues amounted to R$ 1,613 million, an increase of 16.2% year on year.

PTM consolidated revenues amounted to Euro 305 million, an increase of 12.7%, mainly due to the good performance of TV Cabo and notwithstanding a 9.0% drop in media revenues in Lusomundo as a result of the significant downturn in advertising revenues and also the impact of the sale of Deltapress, which had accounted for Euro 19 million of revenues in the first half of 2001.

EBITDA

EBITDA increased by 6.3%, as a result of the growth recorded by TMN and PTM in Portugal and TCP in Brazil. The EBITDA contribution by business line is as set out below:

EBITDA CONTRIBUTION BY BUSINESS LINE
(amounts stated in millions of Euro)

	1H02	1H01	Δ y.o.y %	1H02	1H01	2Q02	2Q01	Δ y.o.y %
	Fully	Fully	Fully	Prop(1)	Prop	Fully	Fully	Fully
PT Comunicações	489.1	535.4	(8.6%)	489.1	535.4	241.4	262.6	(8.1%)
PT Prime	11.1	19.0	(41.6%)	11.1	19.0	3.7	9.7	(61.9%)
TMN	284.8	237.8	19.8%	284.8	237.8	137.4	124.2	10.6%
Telesp Celular	294.5	238.9	23.3%	121.4	98.5	155.0	115.0	34.8%
PT Multimedia	32.6	18.4	77.2%	32.6	18.4	17.6	9.4	87.2%
Other	10.4	6.6	57.6%	10.5	6.6	9.0	10.5	(14.3%)
Total EBITDA	**1,122.5**	**1,056.1**	**6.3%**	**949.5**	**915.7**	**564.1**	**531.4**	**6.1%**
EBITDA Margin	**39.4%**	**37.6%**	**1.8 p.p.**	**39.1%**	**38.3%**	**39.6%**	**37.1%**	**2.5 p.p.**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first half of 2002 and 2001

PTC's EBITDA in the first half of 2002 amounted to Euro 489 million, an 8.6% decrease over the same period last year. Notwithstanding the slow down of the economy and the increased competition, PTC was able to post a 42.5% EBITDA margin in the first half of 2002, in great part as a result of cost cutting measures that have been adopted.

PT Prime's EBITDA amounted to Euro 11 million, representing a margin of 7.4%. PT Prime continues to see good demand for its products and services but its operational performance continues to be affected by the costs of telecommunications, which account for 53.9% of its overall cost structure, as well as the continued pressure on the pricing of its services due to strong competition. Start up costs of new businesses, such as B2B and web enabling solutions, which are in the process of being restructured, also continue to impact PT Prime's overall performance.

TMN's EBITDA in the first half of 2002 rose 19.8% to Euro 285 million as a result of increased MOU's and subscriber base. EBITDA margin in the period was 40.2%, a 3.1 p.p.

improvement over the first half of 2001 due to lower subscriber acquisition costs and cost cutting measures that have been adopted.

TCP's EBITDA in the first half of 2002 amounted to Euro 295 million, an increase of 23.3% over the same period last year. This performance has been achieved despite a 14.0% devaluation of the Brazilian Real in the first half of this year compared to the first half of 2001. The EBITDA margin was 40.1% in the first half of 2002, a 6.9 p.p. increase over the same period last year, in great part due to lower SACs. In Brazilian Reais and in accordance with Brazilian GAAP, TCP's EBITDA amounted to R$ 644 million in the first half of 2002, increasing by 50.7% over the first half of 2001.

PTM's EBITDA amounted to Euro 33 million, equivalent to a margin of 10.0%.

Operating Costs

Consolidated operating costs amounted to Euro 2,228 million, a decrease of 1.4% over the same period last year and compared to a 1.5% rise in consolidated operating revenues. As a result of lower depreciation and amortization charges during the first half of 2002, EBIT margin increased 2.3 p.p. to 21.9%.

Wages and salaries amounted to Euro 349 million in the first half of 2002 compared to Euro 324 million in the first half of 2001. Overall, wages and salaries currently represent 12.2% of consolidated operating revenues, a slight increase over the same period last year (11.5%). In the case of PTC, which accounted for 42.8% of total wages and salaries of PT, there was a 2.3% decrease in this cost item.

Post retirement benefits increased 31.9% to Euro 91 million due to higher charges, resulting from the amortization of actuarial losses deferred in previous years and the performance of the pension fund against benchmark.

The cost of telecommunications amounted to Euro 330 million compared to Euro 349 million in the first half of 2001, decreasing 5.4% due to lower traffic volumes.

Depreciation and amortization decreased by Euro 7 million to Euro 498 million, a drop of 1.5% due to lower capex and a change in the amortization criteria implemented at the end of the year 2001. In this first half, assets were amortized as from the month of acquisition whereas in the first half of 2001 a full year amortization was considered. However, due to the decrease in Capex during this first half, depreciation charges exceeded capex, which amounted to Euro 382 million.

The 24.2% decrease in the cost of raw materials and consumables resulted primarily from the fact that the first half of 2001 saw abnormal levels of repairs due to adverse weather conditions during that period.

Marketing and publicity costs amounted to Euro 55 million, compared with Euro 71 million in the first half of 2001, representing a decrease of 21.9%.

Other general and administrative costs decreased by Euro 12 million or 2.5% to Euro 467 million. This performance reflects the cost reduction programs implemented across the PT Group which offset the increase in specialized works and outsourcing services at PT Prime and PTM.

Net Income

Net interest in the first half of 2002 amounted to Euro 81 million. Other net financial costs amounted to Euro 53 million. Foreign currency exchange gains included Euro 124 million of non-cash gains in the first half of 2002, relating to the recognition of the exchange rate gains of derivative instruments used by PT to hedge currency risk. The Euro/USD exchange rate at the end of December 2001 was 0.8813, which compares with a rate of 0.9975 at the end of June 2002.

Total goodwill amortization in the period amounted to Euro 76 million, a decrease of 2.8%, mainly due to a reduction of Euro 20 million in the amortization of goodwill related to PT's investment in TCP, following the impairment of goodwill described in section 3 above, which was partially offset by increased goodwill at PTM of Euro 4 million, following the buy-out of the minorities at PTM.com, and at PT Prime of Euro 9 million, with the completion of the acquisition of 100% of BUS, the Brazilian data communications company which manages the networks of Bradesco and Unibanco. Goodwill generated on these acquisitions originated amortizations amounting to Euro 18 million for PTM.com and Euro 9 million for BUS.

Equity in losses of affiliated companies decreased to Euro 145 million in the first half of 2002. This caption includes PT's proportion in the losses of Medi Telecom and GT amounting to Euro 30 million and Euro 101 million, respectively.

The extraordinary items recorded in the first half of 2002 relate to capital gains in the amount of Euro 36 million generated from disposals of financial investments.

Curtailment costs and severance associated with the work force reduction programs amounted to Euro 18 million in the first half of 2002, the same amount as in the first half of 2001.

Consolidated Net Income amounted to Euro 202.5 million in the first half of 2002, a 1.2% increase over the same period last year. Excluding extraordinary items, Consolidated Net Income would have increased by 13.7%.

6. INVESTMENT

Total investments including capex amounted to Euro 521 million. Financial investments amounted to Euro 139 million and included Euro 107 million of funding to GT through TCP. The breakdown of investment by business line is as set out below:

INVESTMENT BY BUSINESS LINE
(amounts stated in millions of Euro)

	1H02	1H01	Δ y.o.y %	1H02	1H01	2Q02	2Q01	Δ y.o.y %
	Fully	Fully	Fully	Prop(1)	Prop	Fully	Fully	Fully
PT Comunicações	132.2	123.3	7.2%	132.2	123.3	92.5	75.1	23.2%
PT Prime	17.4	55.9	(68.9%)	17.4	55.9	8.8	22.5	(60.7%)
TMN	133.7	115.3	16.0%	133.7	115.3	65.3	74.9	(12.9%)
Telesp Celular	144.6	699.9	(79.3%)	122.5	288.6	20.8	124.5	(83.3%)
PT Multimedia	55.6	860.7	(93.5%)	55.6	860.7	27.2	530.2	(94.9%)
Other	37.0	87.9	(57.9%)	37.0	87.9	22.5	56.2	(60.0%)
Total	**520.5**	**1,942.8**	**(73.2%)**	**498.4**	**1,531.5**	**237.1**	**883.3**	**(73.2%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first halfof 2002 and 2001.

Capex measured in terms of a ratio to revenues has been falling consistently for the PT Group, in line with the announced strategy of cash flow maximization, and now stands at 13.4%. The breakdown of capex by business line is as set out below.

CAPEX BY BUSINESS LINE
(amounts stated in millions of Euro)

	1H02 Fully	1H01 Fully	Δ y.o.y % Fully	1H02 Prop[(1)]	1H01 Prop	2Q02 Fully	2Q01 Fully	Δ y.o.y % Fully
PT Comunicações	132.2	123.3	7.2%	132.2	123.3	92.5	75.4	22.7%
PT Prime	13.8	27.6	(50.0%)	13.8	27.6	5.6	20.0	(72.3%)
TMN	133.7	115.3	16.0%	133.7	115.3	65.3	74.9	(12.9%)
Telesp Celular	37.6	208.8	(82.0%)	15.5	86.1	20.8	118.6	(82.4%)
PT Multimedia	40.0	55.7	(28.2%)	40.0	55.7	21.4	36.6	(41.6%)
Other	24.7	19.2	28.6%	24.7	19.2	17.9	11.4	57.9%
Total	**382.0**	**549.9**	**(30.5%)**	**359.9**	**427.2**	**223.5**	**336.9**	**(33.7%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first half of 2002 and 2001.

PTC was managed in this first half with a capex to revenues ratio of 11.5% and TCP, which reduced capex substantially in order to free up cash flow to reduce its high debt, was managed with a capex to revenues ratio of 5.1%.

Overall, PT's capex in the first half was lower than the depreciation charge, which amounted to 498 million.

7. CONSOLIDATED NET DEBT

PT's consolidated net debt as of June 30, 2002 amounted to Euro 4,762 million, a decrease of Euro 694 million compared to the end of year 2001. The gearing ratio (Net Debt/(Net Debt+Equity)) was 57.7% compared to 53.9% at the end of year 2001.

GT continues to be accounted for by TCP using the equity method, but as a result of the re-financing undertaken by PT last year, GT's debt is now being included as part of PT's total debt. As of June 30, 2002, PT's shareholder loans to TCP and GT amounted to Euro 1.7 billion, approximately 84.0% of their total debt, which at the end of June 2002 amounted to R$ 5,750 million or Euro 2.0 billion.

TCP completed a R$ 2.5 billion rights issue composed of approximately R$ 2.4 billion in cash and approximately R$ 97 million of capitalization of a tax credit. PT has subscribed 80.5% of the new shares issued. The proceeds will be used by TCP to reduce its debt and to fund general working capital needs and capital expenditures.

Taking into account the proceeds of Euro 176 million from the subscription of the minorities in the rights issue of TCP, PT's net debt has been reduced to Euro 4,586 million.

Approximately 82.4% of PT's total indebtedness is medium and long term, following the refinancing deals undertaken throughout 2001. As of June 30, 2002, 77% of the debt was in fixed rates and 66.7% of PT's consolidated net debt was denominated in Euros, 20.3% in US Dollars and 12.6% in Brazilian Reais. Approximately 78% of debt in PT's Brazilian subsidiaries is now either Real denominated or has been swapped into Real. PT's average cost of debt in the first half of 2002 including the loans in Brazilian Reais was approximately 5.5%.

The breakdown of PT's consolidated net debt is as set out below:

CONSOLIDATED NET DEBT
(amounts stated in millions of Euro)

	June 30, 2002		December 31, 2001		Δ %
	Fully	Prop[1]	Fully	Prop	Fully
Short Term	**1,067.2**	**1,030.5**	**1,319.3**	**1,199.0**	**(19.1%)**
Bank Loans	137.6	125.3	360.1	267.7	(61.8%)
Bond Loans	604.9	604.9	197.0	197.0	207.1%
Other Loans	324.7	300.2	762.2	734.2	(57.4%)
Medium and long term	**5,007.8**	**5,058.6**	**5,428.3**	**5,387.4**	**(7.7%)**
Convertible Bond	1,059.0	1,059.0	1,059.0	1,059.0	0.0%
Other Bond Loans	2,724.7	2,724.7	2,724.7	2,724.7	0.0%
Bank Loans	1,033.5	1,151.2	1,411.1	1,370.3	(26.8%)
Other Loans	190.6	123.6	233.4	233.4	(18.4%)
Total Indebtedness	**6,075.0**	**6,089.0**	**6,747.6**	**6,586.4**	**(10.0%)**
Cash and Short Term-Investments	1,313.0	1,286.3	1,291.5	1,268.1	1.7%
Net Debt	**4,762.0**	**4,802.7**	**5,456.1**	**5,318.3**	**(12.7%)**
Shareholders Loans, of which:					
PT Multimedia	604.6		677.8		(10.8%)
TCP (including GT)	1,696.8		1,633.1		3.9%

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% as of June 30, 2002 and as of December 31, 2001.

8. EMPLOYEES

At the end of June 2002, PT's had 22,691 employees. The breakdown of PT's employees by business line is as set out below:

EMPLOYEES AND PRODUCTIVITY RATIOS

	June 30, 2002	June 30, 2001	Change	Δ y.o.y %
PT Comunicações	10,451	11,027	(576)	(5.2%)
PT Prime	847	831	16	1.9%
TMN	1,207	1,116	91	8.2%
Telesp Celular	2,049	1,737	312	18.0%
PT Multimedia	3,375	3,922	(547)	(13.9%)
Other[1]	4,762	2,676	2,086	78.0%
Total Group Employees	**22,691**	**21,309**	**1,382**	**6.5%**
Domestic Market	17,324	18,390	(1,066)	(5.8%)
International Market[1]	5,367	2,919	2,448	83.9%
Fixed Main Lines per Employee – Portugal	**403**	**394**	**9**	**2.4%**
Cards per Employee				
TMN	3,372	2,999	372	12.4%
Telesp Celular	2,694	2,727	(32)	(1.2%)

(1) The increase in these captions results basically from 2,140 new employees engaged in call center operations in Brazil which were outsourced externally in previous years.

9. BUSINESSES PERFORMANCE

PT Comunicações

PT Comunicações	1H02	1H01	Δ y.o.y %	2Q02	2Q01	Δ y.o.y %
Financials						
Operating Revenues	1,151.5	1,220.7	(5.7%)	571.1	613.4	(6.9%)
EBITDA	489.1	535.4	(8.6%)	241.4	262.6	(8.1%)
EBITDA Margin	42.5%	43.9%	(1.4 p.p.)	42.3%	42.7%	(0.4 p.p.)
Capex	132.2	123.3	7.2%	92.5	75.4	22.7%
Capex as % of Revenues	11.5%	10.1%	1.4 p.p.	16.2%	12.3%	3.9 p.p.
Operating Data						
Orig. in the Fixed Network (mn min.)	8,271	8,849	(6.5%)	4,127	4,438	(7.0%)
Orig. Traffic/Access/Day (min.)	10.7	11.3	(5.1%)	10.7	11.3	(4.9%)
ISDN Penetration Rate (%)	19.7	17.5	2.2 p.p.	19.7	17.5	2.2 p.p.
Leased Lines Capacity ('000)	1,433	1,142	25.5%	1,433	1,142	25.5%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 4 of the Appendix.

PTC managed a 92% market share measured in terms of total minutes of outgoing traffic (indirect access) and a 96% market share of access lines in service in the first half of this year. Product differentiation through a competitive offer in terms of pricing, innovation, customer care and quality, were the key factors behind PTC's customer retention and "recuperation" strategy.

Carrier pre-selection for domestic long distance and international calls was introduced in January 2000 and extended to local and regional calls in January 2001, while fixed to mobile calls pre-selection has been available since October 2000. The number of subscribers in pre-selection decreased from 337 thousand in December 2001 to 302 thousand at the end of June 2002. An unbundled local loop offering and number portability services are available in full compliance with regulatory requirements but the take up to date has been slow.

PTC continues to promote aggressively its portfolio of services, focusing in particular on SoHo and SME clients, with ISDN based services, namely for Internet access and integrated solutions. For the residential market PTC has been marketing aggressively ISDN services and voice mail services. ISDN accesses increased 8.9% over June 30, 2001, equivalent to 19.7% penetration of total main lines. PTC has currently 1.3 million voice mail boxes, an increase of 24.2% over the same period last year, and equivalent to a penetration of 36.7% Fixed main lines in service reached approximately 4.2 million. Residential clients account for 68.4% of all lines, SoHo and SME account for 18.3%, large corporate clients (handled by PT Prime) account for 9.3% and wholesale services account for 2.9%.

Wholesale leased lines capacity climbed 25.5%, reflecting the demand resulting from new services and new operators.

PTC's ADSL offer on a wholesale basis was re-launched in July, under the brand "Network ADSL PT". This ADSL offer is a plug and play solution that allows higher speed and the integration of broadband products. The take up of this service has increased significantly with 14,200 ADSL connections at the end of August, compared with only 7,100 connections at the end of June. PT's subsidiaries account for a 73% market share of this service at the end of June 2002.

Fixed network usage in minutes decreased 3.3% over the first half of 2001. Retail traffic decreased 13.9% mainly due to mobile substitution and a challenging economic environment. Domestic voice traffic decreased 17.6% and traffic per line per day stood at 10.7 minutes. The wholesale business maintained a positive trend but with a slower growth of 6.6% in the first half due to lower competitive pressures and also a more difficult economic environment. Internet access traffic decreased 2.1%, namely as a result of the take-up of broadband services, and accounts for 41.6% of total originated traffic.

Discussions with the Portuguese regulator regarding the Universal Service Convention, which is expected to outline the framework for future telephone service pricing and the price-cap, are still on-going. Retail fixed telephone tariffs have remained unchanged since February 2001. PTC has managed its pricing through a wide range of innovative price plans for different customer segments thus increasing its pricing flexibility and overall competitiveness. Interconnection fees decreased on average 11.9% with reductions of 14.5% for call origination and 13.7% for call termination.

PTC has continued to develop its infrastructure with state of the art technologies, promoting the use of SDH and DWDM in the core and access networks and FITL in the local loop, allowing significant improvements in QoS, but maintaining capex under strict control. PTC's capex in the first half of 2002 was Euro 132 million, equivalent to 11.5% of revenues.

Quality of service has also been improved in the area of customer care with the full launch of a Contact Center which handles separately each market segment – residential, SoHo and SMEs – and integrates the functions of sales and telemarketing.

Operating revenues decreased by 5.7% to Euro 1,152 million, mainly driven by the regulatory change in the accounting regime of Internet access traffic and the contraction in domestic voice traffic. The change in the ownership of Internet had a negative impact of Euro 28 million compared to the same period last year. Fixed telephone service accounts for 66.4% of the revenues whilst wholesale accounts for 24.3% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic is 41.4% and 58.6%, respectively.

EBITDA amounted to Euro 489 million, corresponding to a decrease of 8.6% over the first half of 2001, and equivalent to an EBITDA margin of 42.5%. PTC was able to maintain solid margins due to an effective control of operating costs in the infrastructure and IT areas. The change in the ownership of Internet had a negative impact on EBITDA of Euro 12 million compared to the same period last year.

At the end of June 2002 the number of employees was 10.5 thousand a 5.2% reduction over the first half of 2001, improving the number of lines per employee by 2.4% to 403.

PT Prime

PT Prime	1H02	1H01	Δ y.o.y %	2Q02	2Q01	Δ y.o.y %
Financials						
Operating Revenues	151.3	126.9	19.2%	75.3	68.3	10.3%
EBITDA	11.1	19.0	(41.6%)	3.7	9.7	(61.9%)
EBITDA Margin	7.4%	15.0%	(7.6 p.p.)	4.9%	14.2%	(9.3 p.p.)
Capex	13.8	27.6	(50.0%)	5.6	20.0	(72.3%)
Capex as % of Revenues	9.1%	21.8%	(12.7 p.p.)	7.4%	29.3%	(21.9 p.p.)
Operating Data						
Data Comm. Accesses ('000)	35.8	31.1	15.2%	35.8	31.1	15.2%
Corp. WEB Capacity Sold (Mbps)	286.0	175.4	63.0%	286.0	175.4	63.0%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 5 of the Appendix.

PT Prime is the commercial front end for large corporate customers covering approximately 6,500 accounts. PT Prime offers the most advanced telecommunication solutions including several access speed options, web design, application hosting and firewalls. PT Prime operates also the largest Internet Data Centre in Portugal.

Corporate Internet capacity sold in the first half of 2002 increased 63.0% compared to the same period last year. In data communications, the total number of accesses increased 15.2%. Frame relay accesses climbed 51.8% and broadband ATM based connections climbed 41.4%. Leased lines capacity to end-users rose 21.4% and leased lines digital capacity reached 90.9% of the total leased line capacity.

Operating revenues increased by 19.2% to Euro 151 million. There were significant increases in revenues from broadband, outsourcing and Internet related corporate services. PT Prime's EBITDA amounted to Euro 11 million. Prices remain under pressure due to strong competition, which combined with increasing costs of leased lines led to a deterioration of EBITDA margin to 7.4%. PT Prime's Capex amounted to Euro 14 million in the period, representing 9.1% of revenues.

PT's Mobile Businesses

PT's domestic and international mobile assets include mainly TMN in Portugal and TCP and GT in Brazil. As at June 30, 2002, PT's mobile businesses covered more than 100 million inhabitants and served approximately 10.8 million subscribers, or 62.3% of PT's total customer base. Mobile businesses accounted for 47.9% of revenues and 51.6% of EBITDA.

TMN

TMN	1H02	1H01	Δ y.o.y %	2Q02	2Q01	Δ y.o.y %
Financials						
Operating Revenues	708.7	640.8	10.6%	356.3	335.4	6.2%
EBITDA	284.8	237.8	19.8%	137.4	124.2	10.6%
EBITDA Margin	40.2%	37.1%	3.1 p.p.	38.6%	37.0%	1.5 p.p.
Capex	133.7	115.3	16.0%	65.3	74.9	(12.9%)
Capex as % of Revenues	18.9%	18.0%	0.9 p.p.	18.3%	22.3%	(4.0 p.p.)
Operating Data						
Active Customers ('000)	4,070	3,347	21.6%	4,070	3,347	21.6%
Net Additions ('000)	165	408	(59.7%)	88	202	(56.6%)
ARPU (Euro)	27.0	29.7	(9.1%)	26.9	30.4	(11.5%)
SAC (Euro)	74.6	84.5	(11.7%)	75.5	77.5	(2.6%)

(amounts stated in millions of Euro)
More detailed financial and operational information is set out in Table 6 of the Appendix.

Portugal is estimated to have approximately 8.4 million active subscribers at theend of the first half 2002, equivalent to a penetration of 81.5%. The Portuguese mobile market posted a 16.7% growth in subscriber numbers from 7.2 to 8.4 million and continues to show growth potential. TMN is the leading mobile operator with 4,070 thousand active subscribers, having added 165 thousand customers in this period. TMN has a lead of 1.5 million subscribers over Vodafone, which is the number two operator in the market.

TMN has continued to reinforce its leadership position and commands a market share of 48.4% of active subscribers and 47.1% of all net additions in the period. More than 29% of TMN's net adds were postpaid customers, representing a 8.0 p.p. improvement over the 21.2% mix achieved in the first half of 2001.

Customer retention has become a priority and TMN continues to launch several loyalty programs. The number of upgrades in this period reached 104.5 thousand, a 5.7% increase over the first half of 2001.

The average number of SMS messages per month per active-SMS-user was approximately 51 messages and the number of active-SMS-users is 43.9% of the total customer base. TMN has successfully launched MMS on May 2002.

The number of WAP-enabled handsets stood at 584 thousand and more than 170 thousand were active users. This represents a 69.6% increase over the first half of 2001. "MyTMN" platform allows users to personalize a wide range of services using WAP, SMS and voice. WAP customers have access to a wide range of services, including webmail, agenda, stock exchange information, location based services, easy messaging, on-line ticketing and chat.

TMN has been marketing GPRS enabled handsets to corporate customers. Increased data speeds are expected to improve performance and attractiveness of the "MyTMN" bouquet of products and should result in higher contribution of data to overall revenues in the future. The recent launch of MMS is also expected to increase ARPU.

Operating revenues increased by 10.6% to Euro 709 million. Service revenues increased 15.1% whilst revenues from equipment sales decreased 21.3%. Revenues from data services, namely SMS and WAP services, accounted for 6.4% of revenues. ARPU in the first half of 2002 decreased to Euro 27.0 from Euro 29.7 in the same period last year. This reductionwas mainly due to the decrease in termination fees. Full year average interconnection reductions are expected to reach 21.5% in mobile to mobile calls and 10.5% in fixed to mobile calls. ARPU in the second quarter of 2002 remained flat compared to the first quarter with increases in customer bills offsetting interconnection reductions.

Traffic in the second quarter of 2002 reached 131.2 minutes per user per month, a 2.7% increase over the first quarter. The average minutes of usage for the first half of 2002 stood at 129.5, compared to 136.5 minutes in the same period of 2001. This usage pattern was negatively influenced mainly by the challenging economic environment.

EBITDA amounted to Euro 285 million, a 19.8% increase over the first half of 2001, equivalent to an EBITDA margin of 40.2%, representing a 3.1 p.p. improvement. SACs for the first half of 2002 stood at Euro 74.6, down from Euro 84.5 in the first half of 2001. CCPU dropped 13.5% over the first half of 2001 to reach Euro 14.5.

Capex in the period amounted to Euro 134 million, equivalent to 18.9% of revenues. Investments are now being directed towards expansion of network capacity and coverage, improvement of quality of service and customer care. UMTS network rollout accounted for Euro 19 million of capex incurred in this period.

Telesp Celular

Telesp Celular	**1H02**	**1H01**	**Δ y.o.y %**	**2Q02**	**2Q01**	**Δ y.o.y %**
Financials						
Operating Revenues	734.4	720.4	1.9%	374.2	356.6	4.9%
EBITDA	294.5	238.9	23.3%	155.0	115.0	34.8%
EBITDA Margin	40.1%	33.2%	6.9 p.p.	41.4%	32.2%	9.2 p.p.
Capex	37.6	208.8	(82.0%)	20.8	118.6	(82.4%)
Capex as % of Revenues	5.1%	29.0%	(23.9 p.p.)	5.6%	33.3%	(27.7 p.p.)
Operating Data						
Customers ('000)	5,521	4,736	16.6%	5,521	4,736	16.6%
Net Additions ('000)	416	434	(4.1%)	267	232	15.1%
Market Share Total Subs (%)	67	64	3 p.p.	67	64	3 p.p.
ARPU (Reais)	44	43	3.0%	46	42	11.5%
SAC (Reais)	97	124	(21.7%)	99	169	(41.4%)

(amounts stated in millions of Euro)
The information provided in this table is the full financial results ofTCP.
More detailed financial information is set out in Table 7 of the Appendix.

São Paulo State was estimated to have approximately 8.3 million mobile customers at the end of June, which is equivalent to a penetration rate of approximately 22%. This compares with the overall estimated mobile penetration in Brazil of 17.7%.

Net additions for TCP in the first half were 416 thousand. At the end of June, TCP had 5,521 thousand customers, equivalent to a 67% total market share in São Paulo State.

Under current market conditions, TCP has been focusing on cost control, having reduced handset subsidies significantly in this period. SACs in the first half of 2002 amounted to R$ 97, down from R$ 124 in the same period of 2001 and CCPU posted a 16.2% drop to R$ 21 in the first half of 2002 from R$ 25 in the first half of 2001. EBITDA margin, as a result, increased to 40.1% from 33.2% in the first half of 2001.

TCP is migrating successfully its analogue customer base to the digital platform. Analogue service customers now represent only 4.9% of TCP's customer base. Prepaid customers totaled 4,118 thousand as of June 30, 2002, corresponding to 74.6% of the total number of customers. By the end of June 2002, the total number of postpaid customers was 1,403 thousand.

In the first half of 2002, notwithstanding the challenging economic environment in Brazil the average ARPU was R$ 44 compared with R$ 43 in the same period last year. The average minutes of usage of postpaid subscribers for the first half of2002 increased to 201, compared to 162 minutes in the same period of 2001.

The development of WAP has been progressing well. At the end of June 2002, almost 2.4 million customers of TCP had WAP-enabled handsets. Approximately 0.9 million subscribers have used the WAP service in the last tree months and in the first half the WAP service generated around 17.1 million minutes of usage. Revenues from SMS and WAP services accounted for approximately 1.3% of service revenues.

Operating revenues at TCP amounted to Euro 734 million, a 1.9% increase compared to the same period last year, despite the 14.0% devaluation of the Brazilian Real and the 17.0% fall in handset sales. Net service revenues increased 5.5% to Euro 639 million.

In Brazilian Reais and in accordance with Brazilian GAAP, operating revenues and EBITDA increased by 16.2% and 50.7%, respectively, over the first half of 2001.

Net interest expenses for the first half of 2002 amounted to R$ 262 million, an increase of 138% over the first half of 2001, reflecting the additional debt raised to finance the acquisition of 83% of the share capital of the holding companies that control GT and the depreciation of the Brazilian Real against the USD and Euro. Taking into consideration GT on a pro forma basis, total debt increased to R$5,750 million.

In accordance with Brazilian GAAP, consolidated net income in the period amounted to a negative R$ 469 million, mainly due to the impact of GT, which is accounted for by TCP based on the equity method of accounting. TCP's proportion of the losses of GT during the first half of 2002 was R$ 486 million, compared to R$ 265 million in the first half of 2001. The increased losses of GT result basically from the fact that it is a start up company with a high leverage, which will be reduced in the second half of 2002 with the proceeds from the capital increase of TCP.

Capex for the period amounted to Euro 38 million in TCP, a significant drop compared to Capex for the same period last year of Euro 209 million.

Global Telecom

Global Telecom	1H02	1H01	Δ y.o.y %	2Q02	2Q01	Δ y.o.y %
Financials						
Operating Revenues	98.1	101.6	(3.4%)	50.3	54.1	(7.0%)
EBITDA	17.7	(20.7)	n.m.	11.8	(7.4)	n.m.
EBITDA Margin	18.1%	(20.4%)	n.m.	23.5%	(13.7%)	n.m.
Capex	27.0	32.7	(17.4%)	11.4	28.5	(59.8%)
Capex as % of Revenues	27.5%	32.2%	(4.7 p.p.)	22.7%	52.7%	n.m.
Operating Data						
Customers ('000)	940	628	49.6%	940	628	49.6%
Net Additions ('000)	77	165	(53.0%)	35	88	(60.3%)
Market Share Total Subs (%)	37	29	8 p.p.	37	29	8 p.p.
ARPU (Reais)	35	46	(24.5%)	35	44	(20.3%)
SAC (Reais)	108	267	(59.6%)	128	175	(26.9%)

(amounts stated in millions of Euro)

GT is the second operator in the States of Paraná and Santa Catarina with 940 thousand customers, having added 77 thousand new customers in the first half of 2002. New additions had a 53% drop over the same period of last year, reflecting the increased focus on profitability, which translated into significantly lower SACs. The market share of GT increased from 29% one year ago to 37% in the first half of 2002.

Prepaid customers continued to be the main growth driver and, accordingly, ARPU in the first half decreased 24.5% to R$ 35. SAC's showed a sharp decrease in the first half of 2002 to R$ 108, which compares to R$ 267 in the same period last year while CCPU posted a 51.3% drop to R$ 26 from R$ 53 in the first half of 2001. The drop in CCPU is a direct result of economies of scale and synergies.

Operating revenues at GT amounted to Euro 98 million, a 3.4% decrease compared to the same period last year. This reduction is explained by the 14.0% devaluation of the Brazilian Real in the period. In Brazilian Reais and in accordance with Brazilian GAAP, operating revenues of GT increased by 10.0% to R$ 216 million.

For the first half of 2002, GT posted a positive EBITDA of R$ 39 million, which compares to a negative R$ 40 million in the first half of 2001. This positive evolution reflects mainly the effective cost control program put in place, synergies and lower subsidies.

Net interest expense for the first half of 2002 amounted to R$ 530 million, representing an increase of 193% relative to the same period of 2001. This increase is mainly due to the impact of the Real devaluation and to a higher debt level. As of June 30, 2002, GT's total debt was R$ 2,933 million, of which 89% was denominated in foreign currency and 53% was hedged.

Capex in the first half of 2002 was R$ 76 million compared to R$ 67 million in the same period last year.

Other Mobile Operations

At the end of June 2002, Médi Telecom in Morocco, of which PT owns 30.5% of the share capital, had 1,321 thousand customers, representing a 40% market share. The prepaid customers accounted for 93.0% of total customers of Médi Telecom. The ARPU of Médi Telecom in this period was Euro 13. Operating revenues amounted to Euro 98 million, an increase of 46% over the first half of 2001. EBITDA amounted to Euro 11 million, against a negative Euro 11 million in the first half of 2001, and capex amounted to Euro 53 million. Net income in the first half of 2002 was negative Euro 93 million. PT records its investment in Médi Telecom by the equity method of accounting and its contribution this first half was a negative Euro 28 million.

Mascom in Botswana, of which PT owns 50% of the share capital, had 261 thousand customers at the end of June, an increase of 60.8% over the same period last year. Mascom has a market share of approximately 70% and prepaid customers account for 97% of its total customer base. The ARPU of Mascom was Euro 16. Operating revenues amounted to Euro 27 million, an increase of 5.3% over the first half of 2001 and EBITDA amounted to Euro 9 million, a 18.0% increase. EBITDA margin was 34.4%, a 3.7 p.p. improvement over the first half of 2001. Capex amounted to Euro 5 million.

PT Multimedia

PT Multimedia	1H02	1H01	Δ y.o.y %	2Q02	2Q01	Δ y.o.y %
Financials						
Operating Revenues	327.4	284.1	15.2%	158.9	148.3	7.2%
EBITDA	32.6	18.4	77.2%	17.6	9.4	87.2%
EBITDA Margin	10.0%	6.5%	3.5 p.p.	11.0%	6.3%	4.7 p.p.
Capex	40.0	55.7	(28.2%)	21.4	36.6	(41.6%)
Capex as % of Revenues	12.2%	19.6%	(7.4 p.p.)	13.5%	24.7%	(11.2 p.p.)
Operating Data						
Pay-TV Subscribers ('000)	1,231	1,060	16.1%	1,231	1,060	16.1%
ISP Customers ('000)	874	593	47.5%	874	593	47.5%
Lusomundo Tickets Sold (mn)	7.5	7.0	7.2%	3.5	3.3	5.8%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 8 of the Appendix.

Operating revenues climbed 15.2% to Euro 327 million, compared with the first half of 2001. EBITDA rose 77.2% to Euro 33 million, equivalent to an EBITDA margin of 10.0%. Net income amounted to negative Euro 78 million. PTM's interest in UOL is being accounted as a financial investment, and therefore is not being consolidated in the financial information presented herein.

Pay-TV and Cable Internet – TV Cabo

The Pay-TV subsidiary of PTM has already passed 2,344 thousand homes and 1.8 million of homes are already equipped with bidirectionality. At the end of this period, PTM had 1,231 thousand customers, a 16.1% increase over the same period last year. At the end of the first half of 2002, PTM had approximately 974 thousand cable TV subscribers and 257 thousand DTH subscribers. The number of subscribers of the premium services increased 38.3% to 820 thousand. The pay to basic ratio reached 66.6% compared to 55.9% in the same period of 2001.

The take up of the broadband internet access using cable modem is progressing well and at the end of this quarter PTM already had 95 thousand customers on this service, equivalent to a market share of 63%.

ARPU was Euro 21.0, an increase of 13.2% over the first half of 2001. Operating revenues amounted to Euro 172 million and EBITDA amounted to Euro 31 million, a rise of 35.9% and 93.8%, respectively, over the first half of 2001. EBITDA margin was 17.8%, a 5.3 p.p. improvement over the first half of 2001. Capex in the period amounted to Euro 32 million, representing 18.6% of revenues.

ISP and Portals – PTM.com

PTM.com had 774 thousand dial-up customers, a rise of 39.8% over the first half of 2001 and the network registered 17 million hours of Internet traffic during this period.

A plug and play ADSL service was launched targeting residential customers under the brand name "Sapo ADSL.PT" and a taylor made solution was also launched for SoHo and SMEs under the brand "Telepac ADSL.PT". PTM.com had approximately 5 thousand ADSL customers at the end of June, but in the first two months post launch of those solutions it had connected an additional 4.3 thousand customers with a waiting list of 600.

PTM.com's Sapo portal posted 183.0 million page views (an increase of 76.3% over the first half of 2001) and 2.1 million unique visitors per month.

PTM.com's revenues amounted to Euro 38 million, an increase of 48.4% over the same period last year. This increase in revenues reflects the more beneficial internet traffic revenue sharing arrangement for the ISP announced by the regulator in October 2001. Approximately 53% of PTM.com's revenues are subscription based. EBITDA amounted to a negative Euro 2 million in the first half. Capex in the first half was Euro 4 million.

Media - Lusomundo

Lusomundo is Portugal's leading media company with activities covering newspapers, magazines, news radio and cinema exhibition and distribution.

Jornal de Notícias, the leading daily Portuguese newspaper, reached more than 10.2% of readership in Portugal. Diário de Notícias, another daily newspaper owned by Lusomundo is the #3 ranked paper in Portugal. The Portuguese version of National Geographic has been successful, with an average circulation of 86 thousand copies in the first half of 2002, only one year after its launch.

The news radio channel TSF reinforced its leading position amongst the top segment radio audience, with a 21.6% of radio listeners in its segment (+2.4 p.p. over the first half of 2001).

Total cinema ticket sales in Portugal and Spain increased 7.2% to 7.5 million in the first half of 2002. Cinema distribution activities improved with the launch of 39 new movies.

Video and video games activities have also posted good performance, as a result of an 81% increase of DVD sales and the success of Sony PlayStation II covering approximately 500 thousand homes.

Lusomundo's revenues amounted to Euro 120 million, a 10.7% decrease over the first half of 2001. Revenues of the audiovisual area increased 14.5% whereas the revenues of the media unit contracted 4.5% against a drop of 13.8% of advertising revenues. EBITDA amounted to Euro 8 million, a 40.8% decrease over the first half of 2001, equivalent to a margin of 6.5%.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: PT Comunicações
Table 5: PT Prime
Table 6: TMN
Table 7: Telesp Celular
Table 8: PT Multimedia

This information is also available on PT's website www.telecom.pt

Contact:

Zeinal Bava, CFO
zeinal.bava@telecom.pt

Vitor Sequeira, Head of Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg under the symbol PLTM PL and on Quotron under the symbol PT.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES

(amounts in millions of Euro)

	1H02		1H01		Δ %
	Fully	Proportional	Fully	Proportional	Fully
Consolidated Operating Revenues, of which:	**2,852.6**	**2,425.6**	**2,810.3**	**2,391.6**	**1.5%**
PT Comunicações	1,008.6	1,008.6	1,109.7	1,109.7	(9.1%)
PT Prime	120.3	120.3	102.5	102.5	17.4%
TMN	605.2	605.2	532.2	532.2	13.7%
Telesp Celular	734.1	302.7	720.2	297.0	1.9%
PT Multimedia	305.1	305.1	270.6	270.6	12.7%
Other	79.3	83.8	75.1	79.6	5.6%
Consolidated Operating Costs and Expenses, of which:	**2,227.9**	**1,889.4**	**2,259.4**	**1,902.8**	**(1.4%)**
Wages and Salaries	349.0	327.5	324.1	306.6	7.7%
Post Retirement Benefits (Normal Contribution)	91.4	91.2	69.3	69.0	31.9%
Costs of Telecommunications	329.8	288.2	348.6	300.0	(5.4%)
Depreciation and Amortisation	497.8	413.2	505.2	426.9	(1.5%)
Subsidies	(1.4)	(1.4)	(1.2)	(1.2)	16.1%
Subsidies for Fixed Assets	(13.9)	(13.9)	(16.9)	(16.9)	(17.7%)
Maintenance and Repairs	67.6	66.8	55.8	54.5	21.0%
Own Work Capitalized	(59.3)	(59.3)	(77.0)	(76.9)	(23.0%)
Raw Materials and Consumables	51.4	51.4	67.9	67.9	(24.2%)
Costs of Products Sold	227.8	161.5	299.1	216.2	(23.8%)
Telephone Directories	46.2	46.2	44.7	44.7	3.3%
Marketing and Publicity	55.2	46.6	70.6	56.0	(21.9%)
Concession Fee	9.0	9.0	11.4	11.4	(21.0%)
Other General and Administrative	467.1	391.1	479.0	396.2	(2.5%)
Provision for Doubtful Receivables and Other	90.9	65.4	42.8	24.5	112.5%
Other Net Operating Income	(21.0)	(21.1)	(15.2)	(15.9)	38.1%
Taxes Other than Income Taxes	40.3	26.9	51.2	39.8	(21.4%)
Consolidated Operating Income	**624.7**	**536.3**	**550.9**	**488.8**	**13.4%**
Other Expenses / (Income), net of which:	**321.2**	**190.2**	**315.8**	**186.3**	**1.7%**
Interest Expenses	224.6	196.9	234.4	196.6	(4.2%)
Net Foreign Currency Exchange Losses / (Gains)	(33.7)	(52.2)	184.7	182.8	(118.2%)
Goodwill Amortization	76.5	73.1	78.7	74.5	(2.8%)
Interest Income	(143.4)	(137.0)	(89.4)	(82.8)	60.4%
Net Other Financial Expenses / (Income)	52.7	23.8	25.0	20.5	110.3%
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	(1.9)	0.6	(1.5)	(1.5)	20.9%
Equity in Losses / (Earnings) of Affiliated Companies	144.7	85.4	171.1	90.3	(15.4%)
Other Non-Operating Expenses/(Income)	20.1	18.1	12.6	5.7	n.m.
Extraordinary Items	(36.4)	(36.4)	(316.3)	(316.3)	(88.5%)
Work Force Reduction Programme Costs	17.9	17.9	16.5	16.5	8.1%
Consolidated Income Before Income Taxes	**303.5**	**346.1**	**235.1**	**302.5**	**29.1%**
Provision for Income Taxes	(186.9)	(173.9)	(98.6)	(98.6)	89.5%
Loss / (Income) Applicable to Minority Interests	85.9	30.3	63.5	(3.9)	35.2%
Consolidated Net Income for the Period	**202.5**	**202.5**	**200.0**	**200.0**	**1.2%**

Note: TCP was proportionally consolidated in accordance with an economic interest of 41.23% owned by PT as of June 30, 2002 and June 30, 2001.

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES

(amounts in millions of Euro)

	June 30, 2002		Dec. 31, 2001	
(Euro million)	Fully	Proportional	Fully	Proportional
Current Assets	3,537.5	3,347.6	3,628.1	3,511.5
Investments, net	1,785.6	2,116.5	2,000.3	1,947.2
Fixed Assets, net	4,901.1	4,247.1	5,491.3	4,500.5
Intangible Assets, net	4,383.5	4,233.7	4,934.4	4,754.2
Others	1,362.5	1,085.8	1,582.2	1,177.8
Total Assets	**15,970.3**	**15,030.7**	**17,636.3**	**15,891.2**
Current Liabilities	3,548.3	3,289.9	3,240.0	2,556.0
Medium and Long Term Debt	5,007.8	5,058.6	5,428.3	5,387.5
Others	3,101.5	2,845.7	3,081.2	2,848.6
Total Liabilities	**11,657.6**	**11,194.2**	**11,749.5**	**10,792.1**
Minority Interests	**827.5**	**351.2**	**1,220.0**	**432.3**
Total Shareholders' Equity	**3,485.2**	**3,485.2**	**4,666.8**	**4,666.8**
Total Liabilities, M.I. and Shareholders' Equity	**15,970.3**	**15,030.7**	**17,636.3**	**15,891.2**

Note: TCP was proportionally consolidated in accordance with an economic interest of 41.23% owned by PT as of June 30, 2002 and December 31, 2001.

TABLE 3: CONSOLIDATED OPERATING REVENUES

(amounts in millions of Euro)

	1H 2002	1H 2001	Δ %
	Fully	Fully	Fully
PT Comunicações	**1,008.6**	**1,109.7**	**(9.1%)**
Fixed Telephone Service	771.3	879.1	(12.3%)
Domestic	665.9	773.2	(13.9%)
Fixed Charges	324.7	317.4	2.3%
Traffic	341.2	455.8	(25.2%)
Local	73.8	92.8	(20.4%)
Regional	39.8	52.4	(24.1%)
National	40.2	48.5	(17.1%)
Internet	-	46.7	n.m.
Fixed-Mobile	183.0	212.2	(13.7%)
Other	4.4	3.3	32.1%
International	105.4	105.9	(0.5%)
Wholesale	135.8	128.4	5.8%
Traffic	63.8	55.1	15.8%
Leased Lines	54.9	56.5	(2.7%)
Telecast	17.1	16.9	1.3%
Sales	12.1	17.7	(31.6%)
Directories	69.6	67.6	3.0%
Other	19.8	16.9	17.2%
PT Prime	**120.3**	**102.5**	**17.4%**
Data Communications	45.8	39.0	17.4%
Broadband	5.1	5.1	0.0%
Leased Lines	25.0	25.0	0.0%
Voice	9.2	7.0	31.4%
Internet	12.9	8.8	46.6%
Outsourcing	9.8	4.1	139.0%
Sales and Other	12.5	13.5	(7.4%)
PT Mobile Businesses			
TMN	**605.2**	**532.2**	**13.7%**
Services Rendered	546.1	457.4	19.4%
Sales and Other	59.1	74.8	(21.0%)
Telesp Celular	**734.1**	**720.2**	**1.9%**
Services Rendered	638.3	604.8	5.5%
Sales and Other	95.8	115.4	(17.0%)
PT Multimedia	**305.1**	**270.6**	**12.7%**
Pay TV	166.3	119.6	39.0%
ISP and Portals	10.2	7.7	32.5%
Media	61.1	67.1	(8.9%)
Sales and Other	67.5	76.2	(11.4%)
Other	**79.3**	**75.1**	**5.6%**
Total Operating Revenues	**2,852.6**	**2,810.3**	**1.5%**

TABLE 4: PT COMUNICAÇÕES (1)

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1H02	1H01	Δ %
Services Rendered		1,139.2	1,202.9	(5.3%)
Sales		12.3	17.8	(30.8%)
Operating revenues		**1,151.5**	**1,220.7**	**(5.7%)**
Wages and Salaries		149.4	153.0	(2.3%)
Post Retirement Benefits		90.0	68.4	31.6%
Costs of Telecommunications		236.9	276.4	(14.3%)
Depreciation and Amortization		194.8	221.0	(11.9%)
Own Work Capitalized		(37.9)	(55.1)	(31.2%)
Marketing and Publicity		9.0	11.6	(22.5%)
Concession Fee		8.2	10.6	(22.3%)
Other General & Administrative		112.2	120.5	(6.8%)
Other Net Operating Costs		94.7	100.0	(5.4%)
Operating Costs and Expenses		**857.2**	**906.3**	**(5.4%)**
Operating Income		**294.3**	**314.4**	**(6.4%)**
Interest and Related Expenses		19.4	23.9	(18.7%)
Interest and Related Income		(13.7)	(15.5)	(11.9%)
Losses on Sales and Disposals of Fixed Assets, Net		0.0	(1.5)	n.m.
Equity in Earnings of Affiliated Companies		1.3	1.4	(5.9%)
Work Force Reduction Program Costs		17.9	16.5	8.1%
Other Non Operating Expenses / (Income)		(1.0)	(0.2)	428.3%
Income Before Income Tax		**270.3**	**289.8**	**(6.7%)**
Provision For Income Tax		84.2	85.0	(0.8%)
Net Income		**186.1**	**204.9**	**(9.2%)**
OTHER FINANCIAL INFORMATION		***1H02***	***1H01***	**Δ %**
EBITDA (Operating Income + Depreciation and Amortization)		489.1	535.4	(8.6%)
EBITDA Margin (EBITDA / Operating Revenues)		42.5%	43.9%	(1.4 p.p.)
Capex		132.2	123.3	7.2%
Capex as % of Revenues		11.5%	10.1%	1.4 p.p.
OPERATING DATA	**Units**	**1H02**	**1H01**	**Δ %**
Fixed Telephone Service				
Total Lines	thousand	5,874	5,878	(0.1%)
Main Lines in Service	thousand	4,214	4,344	(3.0%)
Main Lines per 100 Inhabitants	No.	40.6	42.1	(3.5%)
Churn	%	9.7	7.5	2.2 p.p.
ISDN Equivalent Main Lines	thousand	829	761	8.9%
ISDN Penetration Rate	%	19.7	17.5	2.2 p.p.
Total Traffic, of which:	min.*10⁶	10,106	10,455	(3.3%)
Retail		4,371	5,074	(13.9%)
F2F Domestic		3,240	3,933	(17.6%)
F2M		560	619	(9.5%)
Other		43	8	n.m.
International		529	514	2.8%
Outgoing		200	201	(0.4%)
Incoming		329	314	4.8%
Total Originated Traffic in the Fixed Network		8,271	8,849	(6.5%)
Originated Traffic per Access per Day	minutes	10.7	11.3	(5.1%)
Average Weighted Price Change (price basket):	%	(0.3)	(3.0)	2.7 p.p.
Installation		0.0	0.0	0.0 p.p.
Subscription		1.0	5.0	(4.0 p.p.)
Local		0.0	0.0	0.0 p.p.
Regional		(3.7)	(15.5)	11.8 p.p.
National		(3.1)	(13.2)	10.1 p.p.
International		(0.7)	(13.4)	12.7 p.p.
Wholesale				
Wholesale Traffic, of which:	min.*10⁶	5,735	5,381	6.6%
Internet		3,443	3,517	(2.1%)
Average Weighted National Price Change:	%	(11.9)	(10.3)	(1.6 p.p.)
Call Origination		(14.5)	(28.4)	13.9 p.p.
Call Termination		(13.7)	(29.4)	15.7 p.p.
Wholesale Leased Lines				
Number of Leased Lines	thousand	58.1	53.4	8.9%
Capacity (equivalent to 64 kbps)	thousand	1,433	1,142	25.5%
Digital	%	98.6	98.2	0.4 p.p.

(1) Includes intra-group transactions.

TABLE 5: PT PRIME [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1H02	1H01	Δ %
Services Rendered	148.2	122.4	21.1%
Sales	3.1	4.5	(31.1%)
Operating revenues	**151.3**	**126.9**	**19.2%**
Wages and Salaries	22.4	15.9	40.7%
Costs of Telecommunications	84.0	62.8	33.7%
Depreciation and Amortization	15.8	12.7	25.0%
Own Work Capitalized	(0.7)	(0.7)	(1.3%)
Marketing and Publicity	1.6	3.6	(56.7%)
Other General & Administrative	19.1	17.2	11.1%
Other Net Operating Costs	13.8	9.2	50.0%
Operating Costs and Expenses	**155.9**	**120.6**	**29.3%**
Operating Income	**(4.7)**	**6.3**	**n.m.**
Interest and Related Expenses	19.4	11.0	75.3%
Interest and Related Income	(2.0)	(7.3)	(73.2%)
Losses on Sales and Disposals of Fixed Assets, Net	0.1	(0.0)	n.m.
Equity in Earnings of Affiliated Companies	8.2	0.0	n.m.
Other Non Operating Expenses / (Income)	(0.2)	0.0	n.m.
Extraordinary Items	0.6	0.0	n.m.
Income Before Income Tax	**(29.6)**	**2.6**	**n.m.**
Provision For Income Tax	0.2	3.0	(94.3%)
Loss/(Income) Applicable Minority Interest	(1.1)	(0.2)	n.m.
Net Income	**(28.6)**	**(0.2)**	**n.m.**

OTHER FINANCIAL INFORMATION	1H02	1H01	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	11.1	19.0	(41.6%)
EBITDA Margin (EBITDA / Operating Revenues)	7.4%	15.0%	(7.6 p.p.)
Capex	13.8	27.6	(50.0%)
Capex as % of Revenues	9.1%	21.8%	(12.7 p.p.)

OPERATING DATA	Units	1H02	1H01	Δ %
Total Data Communication Accesses	thousand	35.8	31.1	15.2%
Frame Relay		10.2	6.7	51.8%
Broadband		0.7	0.5	41.4%
Corporate WEB Capacity Sold	Mbps	286.0	175.4	63.0%
Leased Lines to End Users				
Number of Leased Lines	thousand	21.1	22.8	(7.6%)
Capacity (equivalent to 64 kbps)	thousand	112.8	92.9	21.4%
Digital	%	90.9	87.9	3.0 p.p.

(1) Includes intra-group transactions.

TABLE 6: TMN [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1H02	1H01	Δ %
Services Rendered	645.5	560.7	15.1%
Sales	63.2	80.1	(21.1%)
Operating Revenues	**708.7**	**640.8**	**10.6%**
Wages and Salaries	25.6	22.9	12.0%
Costs of Telecommunications	169.3	136.2	24.4%
Depreciation and Amortization	85.3	84.7	0.7%
Own Work Capitalized	(2.8)	(2.6)	9.1%
Cost of Products Sold	77.6	106.2	(26.9%)
Marketing and Publicity	9.9	8.5	16.6%
Other General & Administrative	92.8	94.5	(1.8%)
Other Net Operating Costs	51.6	37.5	37.5%
Operating Costs and Expenses	**509.2**	**487.8**	**4.4%**
Operating Income	**199.5**	**153.0**	**30.3%**
Interest and Related Expenses	5.5	7.0	(22.1%)
Interest and Related Income	(2.0)	(0.8)	143.6%
Losses on Sales and Disposals of Fixed Assets, Net	2.3	0.5	348.5%
Other Non Operating Expenses / (Income)	(9.0)	(1.1)	728.8%
Income Before Income Tax	**202.7**	**147.4**	**37.5%**
Provision for Income Tax	67.2	53.2	26.2%
Net Income	**135.5**	**94.2**	**43.8%**

OTHER FINANCIAL INFORMATION	1H02	1H01	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	284.8	237.8	19.8%
EBITDA Margin (EBITDA / Operating Revenues)	40.2%	37.1%	3.1 p.p.
Capex	133.7	115.3	16.0%
Capex as % of Revenues	18.9%	18.0%	0.9 p.p.

OPERATING DATA	Units	1H02	1H01	Δ %
Total Active Cellular Customers - Portugal [2]	thousand	8.4	7.2	16.7%
Cellular Customers per 100 Inhabitants - Portugal	%	81.5	71.9	9.6 p.p.
TMN Active Customers	thousand	4,070	3,347	21.6%
Prepaid	%	83.1	83.4	(0.3 p.p)
WAP Terminals	thousand	584	363	60.7%
TMN Net Additions	thousand	165	408	(59.7%)
Prepaid	%	70.8	78.8	(8.0 p.p.)
TMN Market Share [2]	%			
Total Active Customers		48.4	46.5	1.9 p.p.
Net Additions		47.1	45.5	1.6 p.p.
Data (% in Service Revenues)	%	6.4	6.0	0.4 p.p.
ARPU, of which:	Euro	27.0	29.7	(9.1%)
Customer Bill		18.5	19.3	(4.0%)
Interconnection		8.5	10.4	(18.4%)
CCPU	Euro	14.5	16.8	(13.5%)
SAC	Euro	74.6	84.5	(11.7%)
ARPM	Euro/100	20.9	21.8	(4.1%)
MOU	Minutes	129.5	136.5	(5.1%)

(1) Includes intra-group transactions.
(2) Source: Anacom and operators

TABLE 7: TELESP CELULAR

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1H02		1H01		Δ %
	Fully	Prop[1]	Fully	Prop	Fully
Services Rendered	638.6	263.3	605.0	249.4	5.5%
Sales	95.8	39.5	115.4	47.6	(17.0%)
Operating revenues	**734.4**	**302.8**	**720.4**	**297.0**	**1.9%**
Wages and Salaries	36.4	15.0	29.8	12.3	22.2%
Post Retirement Benefits	0.5	0.2	0.4	0.2	3.6%
Costs of Telecommunications	70.9	29.2	82.6	34.0	(14.2%)
Depreciation and Amortization	144.0	59.4	133.1	54.9	8.1%
Marketing and Publicity	14.6	6.0	24.9	10.2	(41.4%)
Other General & Administrative	137.2	56.6	148.1	61.1	(7.4%)
Other Net Operating Costs	180.3	74.3	195.7	80.7	(7.8%)
Operating Costs and Expenses	**583.9**	**240.8**	**614.7**	**253.4**	**(5.0%)**
Operating Income	**150.5**	**62.0**	**105.7**	**43.6**	**42.3%**
Interest and Related Expenses	170.8	70.4	188.2	77.6	(9.3%)
Interest and Related Income	(48.1)	(19.8)	(117.2)	(48.3)	(59.0%)
EquityLosses / (Earnings) of Affiliated Companies	101.0	41.6	137.4	56.7	(26.5%)
Other Non Operating Expenses / (Income)	(0.7)	(0.3)	12.0	4.9	(106.1%)
Income Before Income Tax	**(72.5)**	**(29.9)**	**(114.7)**	**(47.3)**	**(36.8%)**
Provision for Income Tax	22.0	9.1	0.0	0.0	n.m.
Net Income	**(94.5)**	**(39.0)**	**(114.7)**	**(47.3)**	**(17.6%)**

OTHER FINANCIAL INFORMATION	1H02		1H01		Δ %
	Fully	Prop	Fully	Prop	Full
EBITDA (Oper. Income + Depreciation and Amortization)	294.5	121.4	238.9	98.5	23.3%
EBITDA Margin (EBITDA / Operating Revenues)	40.1%	40.1%	33.2%	33.2%	6.9 p.p.
EBITDA /Services Rendered [2]	46.1%	46.1%	39.5%	39.5%	6.6 p.p.
Interest Cover (EBITDA / Net Interest)	4.4	4.4	4.5	4.5	n.m.
Capex	37.6	15.5	208.8	86.1	(82.0%)
Capex as % of Revenues	5.1%	5.1%	29.0%	29.0%	(23.9 p.p.)

OPERATING DATA	Units	1H02	1H01	Δ %
Total Cellular Customers - São Paulo State	million	8.3	7.6	9.2%
Cellular Customers per 100 Inhabitants - São Paulo State [3]	%	22	20	2 p.p.
TCP Customers	thousand	5,521	4,736	16.6%
Prepaid	%	74.6	68.2	6.4 p.p.
Digital	%	95.1	89.4	5.7 p.p.
WAP Terminals	thousand	2,352	1,414	66.3%
TCP Net Additions	thousand	416	434	(4.1%)
TCP Market Share [3]:	%			
Total Clients		67	64	3 p.p.
Net Additions		90	80	10 p.p.
ARPU	Reais	44	43	3.0%
CCPU	Reais	21	25	(16.2%)
SAC	Reais	97	124	(21.7%)
MOU	Minutes	108	116	(7.0%)
Postpaid		201	162	24.1%
Prepaid		75	92	(18.2%)

(1) Corresponding to an economic interest of 41.23% in the first half of 2002 and 2001.
(2) Excluding handsets.
(3) Total concession area.

TABLE 8: PT MULTIMEDIA [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1H02	1H01	Δ %
Services Rendered	263.5	213.6	23.4%
Sales	63.9	70.5	(9.4%)
Operating Revenues	**327.4**	**284.1**	**15.2%**
Wages and Salaries	53.2	50.7	4.7%
Costs of Telecommunications	31.7	16.9	87.6%
Depreciation and Amortization	39.7	32.2	23.3%
Own Work Capitalized	(1.2)	(3.6)	(66.7%)
Marketing and Publicity	17.6	19.6	(10.2%)
Other General & Administrative	149.2	131.8	13.2%
Other Net Operating Costs	44.3	50.4	(12.1%)
Operating Costs and Expenses	**334.5**	**298.0**	**12.2%**
Operating Income	**(7.1)**	**(13.9)**	**(48.9%)**
Interest and Related Expenses	56.8	42.8	32.7%
Interest and Related Income	(9.2)	(3.6)	155.6%
Losses on Sales and Disposals of Fixed Assets, Net	0.0	(0.2)	n.m.
Equity in Earnings of Affiliated Companies	12.6	3.0	320.0%
Other Non Operating Expenses / (Income)	13.8	0.7	n.m.
Extraordinary Items	(5.4)	0.0	n.m.
Income Before Income Tax	**(75.7)**	**(56.5)**	**33.8%**
Provision for Income Tax	2.1	2.4	(12.5%)
Loss/(Income) Applicable Minority Interest	0.1	(7.0)	n.m.
Net Income	**(77.9)**	**(51.9)**	**50.1%**

OTHER FINANCIAL INFORMATION	1H02	1H01	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	32.6	18.4	77.2%
EBITDA Margin (EBITDA / Operating Revenues)	10.0%	6.5%	3.5 p.p.
Interest Cover (EBITDA / Net Interest)	3.8	1.3	n.m.
Capex	40.0	55.7	(28.2%)
Capex as % of Revenues	12.2%	19.6%	(7.4 p.p.)

OPERATING DATA	Units	1H02	1H01	Δ %
Pay TV				
Homes Passed	thousand	2,344	2,240	4.6%
Homes Passed with two-ways capabilities	thousand	1,803	1,050	71.7%
Subscribers, of which:	thousand	1,231	1,060	16.1%
Cable		974	884	10.2%
DTH		257	176	46.0%
Premium Subscribers, of which:	thousand	820	593	38.3%
Sport TV		375	275	36.4%
Telecine		183	136	34.6%
Others		262	182	43.8%
Pay to Basic Ratio	%	66.6	55.9	10.7 p.p.
ARPU (Total)	Euro	21.0	18.6	13.2%
ISP				
Internet Accesses, of which:	thousand	874	593	47.5%
NetCabo		95	38	147.0%
Sapo Portal (June)				
Page Views per Month	million	183.0	103.8	76.3%
Unique Visitors per Month	million	2.1	1.6	29.4%
Lusomundo				
Tickets Sold	million	7.5	7.0	7.2%
Portugal		4.3	4.2	2.8%
Spain		3.2	2.8	13.8%
Audience:	%			
Jornal de Notícias		10.2	10.6	(0.4 p.p.)
Diário de Notícias		4.3	4.4	(0.1 p.p.)
TSF (top segment radio audience)		21.6	19.2	2.4 p.p.

1) Includes intra-group transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: September 12, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations